SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 6)*

Alexander’s, Inc.

(Name of Issuer)

Common Stock, par value $1.00 per share

(Title of Class of Securities)

014752109

(CUSIP Number)

Joseph Macnow
Executive Vice President - Finance and Administration and Chief Financial Officer
Vornado Realty Trust
888 Seventh Avenue
New York, New York 10019
(212) 894-7000

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

With a copy to:
William G. Farrar
Sullivan & Cromwell LLP
125 Broad Street
New York, New York 10004
(212) 558-4000

April 24, 2009

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

(Continued on following pages)

Page 1 of 8 Pages

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 0014752109		13D	Page 2 of 8 Pages

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Vornado Realty L.P. 13-3925974
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,654,068
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,654,068
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,408,636 (includes 754,568 shares held by Interstate Properties)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 47.2%(1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

(1)     Based upon 5,105,936 shares of Alexander’s, Inc. common stock outstanding on March 13, 2009, as reported by Alexander’s, Inc., in its Notice of Annual Meeting and Proxy Statement for its 2009 Annual Meeting.

Page 2 of 8 Pages

Item 1.     Security and Issuer.

This Amendment No. 6 amends and supplements the Schedule 13D Statement originally filed by Vornado, Inc. on August 2, 1990 with respect to the Common Stock, par value $1.00 per share (the “Shares”), of Alexander’s, Inc., a Delaware corporation (the “Company”). In 1993, Vornado, Inc. merged into Vornado Realty Trust. The statement on Schedule 13D, as heretofore amended and supplemented and as amended and supplemented hereby, remains in full force and effect.

Item 2.     Identity and Background.

(a)-(c) and (f). This statement is being filed by Vornado Realty Trust, a Maryland real estate investment trust (“Vornado”) and Vornado Realty L.P., a Delaware limited partnership (the “Operating Partnership” and, together with Vornado, the “Reporting Persons”).

Vornado holds 90.4% of the Class A limited partnership interests of the Operating Partnership. Shares owned by the Operating Partnership may be regarded as beneficially owned by Vornado, its general partner. Interstate Properties, a New Jersey general partnership (“Interstate”), owns approximately 3.5% of the outstanding common shares of beneficial interest of Vornado.

The business address of each Reporting Person is 888 Seventh Avenue, New York, New York 10019. Additional information about each Trustee and executive officer of Vornado is set forth in Schedule I. All of the persons listed in Schedule I are citizens of the United States of America.

(d) and (e). No Reporting Person, nor to the best knowledge of the Reporting Persons any of the persons listed in Schedule I, has during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was, or is, subject to a judgment, decree or final order enjoining future violation of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.     Source and Amount of Funds or Other Consideration.

On April 24, 2009, Interstate made a pro rata distribution to each of its general partners of an aggregate of 600,000 Shares. The general partners of Interstate are Mr. Steven Roth, Chairman of the Board and Chief Executive Officer of Vornado and Chairman of the Board, Chief Executive Officer and a director of the Company, Mr. David Mandelbaum, Trustee of Vornado and a director of the Company, and Mr. Russell B. Wight, Jr., Trustee of Vornado and a director of the Company.

Item 4.     Purpose of the Transaction.

As of the date of this statement on Schedule 13D, except as set forth below, none of the Reporting Persons has any present plan or intention which would result in or relate to any of the actions described in subparagraphs (a) through (j) of Item 4 of this Schedule 13D.

Each of Vornado and the Operating Partnership acquired the Shares owned by it described in Item 3 and Item 5, as the case may be, for investment purposes.

Each of Vornado and the Operating Partnership has from time to time assessed its investment in the Company. Each of Vornado and the Operating Partnership will continue to assess its investment in the Company and, depending on market conditions and other factors, may acquire additional Shares in the open market, in private transactions or otherwise, may dispose of all or any portion of the Shares it now owns or hereafter acquires, seek to engage in extraordinary corporate transactions, such as a merger or other reorganization involving the Company or a purchase, sale or transfer of a material amount of the assets of the Company or any of its subsidiaries (which extraordinary transaction could involve one or more additional parties), engage in discussions with the management and/or other significant stockholders of the Company and/or take any other action which it may deem to be appropriate in the circumstances.

Vornado and the Operating Partnership have from time to time provided loans to the Company, and in the future may or may not change the terms or extend the maturity of the currently outstanding loans or provide additional loans on the same or different terms to the Company.

Page 3 of 8 Pages

Except as disclosed herein, none of the Reporting Persons, nor to the best knowledge of the Reporting Persons any of the persons listed in Schedule I, has any plans or proposals which relate to or which would result in any of the actions specified in this paragraph of Item 4 of Schedule 13D. However, as part of their ongoing evaluation of this investment, the Reporting Persons may formulate new plans or proposals which could relate to or which could result in one or more of the actions referred to in this paragraph of Item 4 of Schedule 13D.

Item 5.     Interest in Securities of the Issuer.

(a) and (b). See the rows numbered 8, 10 and 13 on page 2 above, which are incorporated herein by reference.

The Operating Partnership owns 1,654,068 Shares (32.4% of the 5,105,968 Shares reported by the Company as outstanding as of March 13, 2009 in its Notice of Annual Meeting and Proxy Statement for 2009 (the “Notice”). By virtue of being the general partner of the Operating Partnership, Vornado may be deemed the beneficial owner of the 1,654,068 Shares owned by the Operating Partnership. Vornado and the Operating Partnership have shared voting and dispositive power with respect to such Shares. Interstate owns 754,568 Shares, 14.8% of the Shares reported as outstanding in the Notice. While Vornado and the Operating Partnership may be deemed to be a group with Interstate and thus to beneficially own the Shares held by Interstate (for an aggregate of 2,408,636 Shares or 47.2%), neither Vornado nor the Operating Partnership has sole or shared voting or dispositive power with respect to the Shares held by Interstate.

In addition to the interests in the securities of the Company described above: (i) Steven Roth, Chairman of the Board and Chief Executive Officer and a Trustee of Vornado, and Chairman, Chief Executive Officer and a director of the Company and a general partner of Interstate, beneficially owns 209,700 Shares (109,700 Shares directly and 100,000 Shares through grantor trusts of which he is the trustee, representing an aggregate beneficial ownership of 4.1%), (ii) Richard West, a Trustee of Vornado and a director of the Company, beneficially owns 200 Shares (representing an aggregate beneficial ownership of less than 0.1%), (iii) Ronald Targan, a trustee of Vornado, beneficially owns 25,400 Shares (12,300 Shares directly and 13,100 Shares owned by Malt Products Corporation, of which Mr. Targan is President, representing an aggregate beneficial ownership of 0.5%), (iv) Russell B. Wight, Jr., a general partner of Interstate, Trustee of Vornado and a director of the Company, beneficially owns 219,700 Shares (210,000 directly, 2,000 by his children, 500 by his wife and 7,200 owned by the Wight Foundation, representing an aggregate beneficial ownership of 4.2%), (v) Michael D. Fascitelli, president and a Trustee of Vornado and a director of the Company, beneficially owns 36 Shares that are held by his children (representing a beneficial ownership of less than .1%) and (vi) David Mandelbaum, a Trustee of Vornado, a director of the Company and a general partner of Interstate, beneficially owns 207,737 Shares (representing beneficial ownership of 4.1%). Each of these holders of securities noted above has sole or shared voting and/or dispositive power over such Shares.

(c) On the dates indicated the following purchases were made in open market transactions resulting in beneficial ownership of the Shares indicated by Mr. Wight:

Date	Purchaser	Number of Shares	Purchase Price Per Share	Aggregate Purchase Price
February 27, 2009	Children of Mr. Wight	100	$135.90	$13,607.75
March 2, 2009	Children of Mr. Wight	100	$137.00	$13,717.75
March 2, 2009	Children of Mr. Wight	100	$135.00	$13,517.75
March 2, 2009	The Wight Foundation	100	$136.98	$13,715.74
March 3, 2009	Children of Mr. Wight	100	$134.90	$13,507.75
March 3, 2009	Children of Mr. Wight	100	$134.80	$13,497.75
March 3, 2009	The Wight Foundation	500	$133.00	$66,567.75
March 6, 2009	The Wight Foundation	200	$137.99	$27,628.25
March 30, 2009	The Wight Foundation	400	$151.00	$60,455.25
March 30, 2009	The Wight Foundation	100	$153.62	$15,374.50
April 9, 2009	The Wight Foundation	500	$184.82	$92,477.75

Page 4 of 8 Pages

On April 24, 2009, Interstate made a pro rata distribution to each of its general partners of an aggregate of 600,000 Shares. On April 24, 2009, Mr. Roth contributed 100,000 Shares to grantor trusts of which he is the trustee.

Other than these transactions, there have been no transactions in the Shares by Interstate, Vornado, the Operating Partnership or any of the executive officers or trustees of Vornado or general partners of Interstate or the Operating Partnership in the past 60 days.

(d) No person is known by any Reporting Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any of the Common Shares that may be deemed to be beneficially owned by any Reporting Person.

(e) Not applicable.

Page 5 of 8 Pages

SCHEDULE I

The following is a list of trustees and executive officers of Vornado Realty Trust, their residence or business address, their present principal occupation or employment and the name, principal business and address of any organization in which such employment is conducted.

Name	Residence or Business Address	Present Principal Occupation or Employment
Steven Roth (Trustee of Vornado)	Vornado Realty Trust 888 Seventh Avenue New York, New York 10019

Chairman of the Board and Chief Executive Officer of Vornado, 888 Seventh Avenue, New York, New York 10019; managing general partner of Interstate Properties (“Interstate”), a partnership engaged in real estate and other investments, c/o Vornado Realty Trust, Seventh Avenue, New York, New York 10019.

Candace K. Beinecke (Trustee of Vornado)	c/o Vornado Realty Trust (see address above)	Chairperson of Hughes Hubbard & Reed LLP, One Battery Park Plaza New York, New York 10004-1482.
Anthony W. Deering (Trustee of Vornado)	c/o Vornado Realty Trust (see address above)	Chairman of Exeter Capital, LLC, 2330 West Joppa Road, Suite 165, Lutherville, Maryland 21093.
Michael D. Fascitelli (Trustee of Vornado)	Vornado Realty Trust (see address above)	President of Vornado Realty Trust, 888 Seventh Avenue, New York, New York 10019.
Robert P. Kogod (Trustee of Vornado)	c/o Vornado Realty Trust (see address above)	President of Charles E. Smith Commercial Management LLC, 2345 Crystal Drive, Arlington, VA 22022.
Michael Lynne (Trustee of Vornado)	c/o Vornado Realty Trust (see address above)	Principal of Unique Features, 888 7th Ave., 19th Fl., New York, NY 10106.
David M. Mandelbaum (Trustee of Vornado)	c/o Vornado Realty Trust (see address above)	Member of the law firm of Mandelbaum & Mandelbaum, P.C., 80 Main Street, West Orange, New Jersey 07052; a general partner of Interstate (see details above).
Robert H. Smith (Trustee of Vornado)	Vornado Realty Trust (see address above)	Vice-President of Charles E. Smith Commercial Management LLC, 2345 Crystal Drive, Arlington, VA 22022.
Ronald G. Targan (Trustee of Vornado)	c/o Vornado Realty Trust (see address above)	President of Malt Products Corporation of New Jersey, a producer of malt syrup, 88 Market Street, Saddle Brook, New Jersey 07663.
Richard R. West (Trustee of Vornado)	c/o Vornado Realty Trust (see address above)	Dean Emeritus, Leonard N. Stern School of Business, New York University, Henry Kaufman Management Center, 44 West Fourth Street, New York, New York 10012.
Russell B. Wight, Jr. (Trustee of Vornado)	c/o Vornado Realty Trust (see address above)	A general partner of Interstate (see details above).
Michelle Felman	Vornado Realty Trust (see address above)	Executive Vice President–Acquisitions of Vornado Realty Trust, 888 Seventh Avenue, New York, New York 10019.
David R. Greenbaum	Vornado Realty Trust (see address above)	President of the New York City Office Division of Vornado Realty Trust, 888 Seventh Avenue, New York, New York 10019.

Page 6 of 8 Pages

Christopher Kennedy	Vornado Realty Trust (see address above)	President of the Merchandise Mart Division of Vornado Realty Trust, 888 Seventh Avenue, New York, New York 10019.
Joseph Macnow	Vornado Realty Trust (see address above)	Executive Vice President–Finance and Administration and Chief Financial Officer of Vornado Realty Trust, 888 Seventh Avenue, New York, New York 10019.
Sandeep Mathrani	Vornado Realty Trust (see address above)	Executive Vice President–Retail Real Estate of Vornado Realty Trust, 888 Seventh Avenue, New York, New York 10019.
Mitchell N. Schear	Vornado Realty Trust (see address above)	President of Vornado/Charles E. Smith Washington DC Office Division of Vornado Realty Trust, 888 Seventh Avenue, New York, New York 10019.
Wendy Silverstein	Vornado Realty Trust (see address above)	Executive Vice President–Capital Markets of Vornado Realty Trust, 888 Seventh Avenue, New York, New York 10019.

Page 7 of 8 Pages

SIGNATURES

After reasonable inquiry and to the best knowledge and belief of each Reporting Person, each Reporting Person certifies that the information set forth in this statement is true, complete and correct.

Date: May 7, 2009

VORNADO REALTY TRUST

By:       /s/ ALAN J. RICE

        Name:    Alan J. Rice
        Title:      Senior Vice President

VORNADO REALTY L.P.

By:    Vornado Realty Trust,
           its general partner

     By:        /s/   ALAN J. RICE

             Name:    Alan J. Rice
             Title:      Senior Vice President

Page 8 of 8 Pages